Prospectus Supplement #1	Filed pursuant to Rule 424(b)(3)

(to prospectus dated November 26, 2003)	Registration No. 333-109542

FLEXTRONICS INTERNATIONAL LTD.

$500,000,000

1% Convertible Subordinated Notes Due August 1, 2010

and the Ordinary Shares issuable upon conversion of the Notes

      This prospectus supplement relates to the resale by the holders of our 1% convertible subordinated notes due August 1, 2010 and our ordinary shares issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated November 26, 2003, which is to be delivered with this prospectus supplement.

      The information in the table appearing under the heading “Selling Securityholders” in the prospectus is amended by the addition of the information appearing in the table below:

	Principal Amount	Ordinary
	of Notes	Shares	Ordinary
	Beneficially Owned	Owned	Shares That
	That May Be	Prior to the	May Be
Name of Beneficial Owner	Offered	Offering	Offered(1)

KBC Convertible Arbitrage Fund	$34,280,000	—	2,208,051
Radcliffe SPC Ltd.	20,750,000	—	1,336,553
Credit Suisse First Boston LLC(2)	16,878,000	—	1,087,149
KBC Multi Strategy Arbitrage Fund	9,510,000	—	612,560
Fore Convertible MasterFund Ltd.	9,458,000	—	609,210
Teachers Insurance and Annuity Association of America	6,000,000	—	386,473
KBC Convertible Mac28 Fund Ltd.	5,210,000	—	335,587
Lydian Global Opportunities Master Fund Ltd.	5,000,000	—	322,061
UBS Securities LLC	4,041,000	—	260,289
Man Mac 1 Limited	2,744,000	—	176,747
FrontPoint Convertible Arbitrage Fund, L.P.	2,000,000	—	128,824
Guggenheim Portfolio Company VIII (Cayman) Ltd.	1,798,000	—	115,813
Jefferies & Company, Inc.	1,000,000	—	64,412

(1)	Represents the notes held by each beneficial owner, as converted to our ordinary shares at the initial conversion price of $15.525 per share. However, this conversion price is subject to adjustment as described in the prospectus under “Description of the Notes — Conversion of Notes.” As a result, the amount of ordinary shares issuable upon conversion of the notes in the future may increase or decrease.

(2)	Credit Suisse First Boston LLC was an initial purchaser of the notes. Credit Suisse First Boston LLC has engaged in transactions with, and performed services for, us in the ordinary course of business and has engaged and may in the future engage in commercial banking and/or investment banking transactions with us, for which it has received or will receive, as the case may be, customary compensation. However, the notes referred to in this table were purchased by Credit Suisse First Boston LLC in the open market and not directly from us.

      Investing in the notes or our ordinary shares involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 2 of the prospectus, as well as the “Risk Factors” section included in our recent reports filed with the Securities and Exchange Commission.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 22, 2003.